January 17, 2020

Adrian Neuhauser
Chief Financial Officer
Avianca Holdings S.A.
Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste,
Santa Mar a Business District, Panama City,
Republic of Panama

       Re: Avianca Holdings S.A.
           Form 20-F for the Fiscal Year ended December 31, 2018
           Filed April 29, 2019
           Response Letter dated January 6, 2020
           File No. 001-36142

Dear Mr. Neuhauser:

       We have reviewed your January 6, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 6, 2019 letter.

Form 20-F for the Fiscal Year ended December 31, 2018

Operating and Financial Review and Prospects
Liquidity and Capital Resources
Contractual Obligations, page 142

1. We have read your response to prior comment one, explaining that amounts disclosed as aircraft and engine purchase commitments on pages 142 and F-121 reflect a "worst case scenario" and "conservative presentation" of aircraft and engine capital expenditures.
      However, you also indicate that due to a "highly distressed financial situation" there is uncertainty as to whether you will adhere to your agreements and that the amounts are
      "subject to multiple conditions and constant variations."
 Adrian Neuhauser
FirstName LastNameAdrian Neuhauser
Avianca Holdings S.A.
Comapany NameAvianca Holdings S.A.
January 17, 2020
January 17, 2020 Page 2
Page 2
FirstName LastName

         Item 5.F of Form 20-F requires that you disclose known contractual obligations including all purchase obligations that constitute "an agreement to purchase goods or services that is enforceable and legally binding on the company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction."

         Paragraph 74 of IAS 16 requires that you disclose "the amount of contractual commitments for the acquisition of property, plant and equipment."

         While we understand you may be seeking concessions or adjustments to your agreements, you should disclose the amounts that you are contractually obligated to pay to acquire the aircraft as of the balance sheet date to comply with the aforementioned requirements.

         Section III.D of SEC Release 34-47264 further clarifies that the table of contractual obligations should be accompanied by footnotes to describe material contractual provisions or other material information to the extent necessary for an understanding of the timing and amount of the contractual obligations in the table, including estimates of payments due under variable price provisions, and the effect of any material termination or renewal provisions on the timing and amount of the purchase obligations.

         Given the foregoing, we believe that disclosure of the required future payments under your aircraft and engine purchase agreements, reflecting the contractual obligations net of any discounts and pre-delivery payments made, also reflecting any contractual price escalations, are necessary to meet your obligations under Item 5.F of Form 20-F.

         You should also expand your disclosure on page 139, under New Aircraft and Engine
         Purchases within the Liquidity and Capital Resources section, to address the uncertainty associated with your highly distressed financial condition, including the "significant variations" to the prices that you indicate may arise from your negotiations, and explain how this impacts your ability to adhere to your agreements.

         Item 5.B.3 of Form 20-F requires "Information regarding the company's material commitments for capital expenditures as of the end of the latest financial year...and the anticipated sources of funds needed to fulfill such commitments."

         If you believe that disclosures based on list prices are consistent with these requirements because there are contractual scenarios under which you would be required to pay the amounts disclosed, please submit the contractual agreements pertaining to the aircraft that you were obligated to acquire as of December 31, 2018, and identify the specific language within the agreements that you believe correlates with your view.

         In this case, also submit a detailed reconciliation of the amounts disclosed and those provided in your supplemental response and explain the differences in your approach to the compilations, including any assumptions or assessments of conditions.
 Adrian Neuhauser
Avianca Holdings S.A.
January 17, 2020
Page 3

      Otherwise, please submit the revisions that you propose for the table of contractual obligations, liquidity discussion, and financial statements to address these concerns.
      You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or
John
Cannarella, Staff Accountant, at (202) 551-3337 with any questions.



                                                            Sincerely,
FirstName LastNameAdrian Neuhauser
                                                            Division of
Corporation Finance
Comapany NameAvianca Holdings S.A.
                                                            Office of Energy &
Transportation
January 17, 2020 Page 3
cc:       Renato Covelo
FirstName LastName